Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-263144

O’REILLY AUTOMOTIVE, INC.

$750,000,000 5.750% Senior Notes due 2026

November 13, 2023

Term Sheet

Issuer	O’Reilly Automotive, Inc.
Description of Security	5.750% Senior Notes due 2026
Security Type	Senior Notes
Legal Format	SEC Registered
Expected Ratings (Moody’s / S&P)*	Baa1 (Stable) / BBB (Stable)
Trade Date	November 13, 2023
Settlement Date	November 20, 2023 (T+5)
Principal Amount	$750,000,000
Maturity Date	November 20, 2026
Interest Payment Dates	Semi-annually on May 20 and November 20, commencing on May 20, 2024
Coupon	5.750%
Benchmark Treasury	4.625% due November 15, 2026
Benchmark Treasury Price / Yield	99-15 / 4.817%
Spread to Benchmark Treasury	+95 basis points
Yield to Maturity	5.767%
Public Offering Price	99.954% of the principal amount
Optional Redemption	Prior to October 20, 2026, redeemable, in whole, at any time, or in part, from time to time, at the Company’s option, for cash, at a redemption price, plus accrued and unpaid interest to, but not including, the redemption date, equal to the greater of (1) 100% of the principal amount thereof, or (2) the sum of the present values of the remaining scheduled payments of principal and interest thereon that would have been due if the notes matured on October 20, 2026, not including accrued and unpaid interest to, but not including, the date of redemption, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Yield plus 15 basis points.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

On or after October 20, 2026, redeemable, in whole at any time or in part from time to time, at the Company’s option, for cash, at a redemption price equal to 100% of the principal amount thereof plus accrued and unpaid interest to, but not including, the redemption date.
CUSIP Number	67103HAM9
ISIN	US67103HAM97
Joint Book-Running Managers	BofA Securities, Inc.
J.P. Morgan Securities LLC
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.
PNC Capital Markets LLC

Senior Co-Manager	TD Securities (USA) LLC
Co-Managers	Regions Securities LLC
BMO Capital Markets Corp.
Huntington Securities, Inc.
Capital One Securities, Inc.
Mizuho Securities USA LLC

We expect that delivery of the notes will be made to investors on or about November 20, 2023, which will be the 5th business day following the date of the prospectus supplement (such settlement being referred to as “T+5”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes before the second business day prior to the settlement date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for this offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus from BofA Securities, Inc. toll-free at 1-800-294-1322, J.P. Morgan Securities LLC, collect at 1-212-834-4533 or Truist Securities, Inc., toll-free at 1-800-685-4786.

Term Sheet dated November 13, 2023 to the Preliminary Prospectus Supplement dated November 13, 2023, and the accompanying Prospectus dated March 1, 2022 (together, the “Preliminary Prospectus”) of O’Reilly Automotive, Inc. The information in this Term Sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. This Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus. Financial information presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus, including the documents incorporated by reference therein, before making a decision in connection with an investment in the securities. Capitalized terms used in this Term Sheet but not defined have the meanings given them in the Preliminary Prospectus.